Exhibit 99.1


                               -EARNINGS RELEASE-
        ELRON ELECTRONIC INDUSTRIES ANNOUNCES THIRD QUARTER 2006 RESULTS

TEL AVIV, ISRAEL, NOVEMBER 14, 2006 - ELRON ELECTRONIC INDUSTRIES LTD. (NASDAQ &
TASE: ELRN) today reported a net loss for the third quarter and for the first nine months of 2006 of $4.4 million, or $0.16 per share, and $14.4 million, or $0.5 per share, respectively. In the third quarter and first nine months of 2005, Elron reported net income of $4.8 million, or $0.16 per share, and $46.9 million, or $1.59 per share, respectively.

Elron's net loss in the third quarter and the first nine months of 2006 resulted primarily from Elron's share in the net losses of its group companies, amounting to $7.2 million and $19.1 million, respectively.

The net income Elron reported in the first nine months of 2005 was mainly due to gains resulting from the sale of shares of Partner Communications Ltd. (NASDAQ:
PTNR), which were partially offset by losses, net, which Elron recorded with respect to its group companies in the amount of $18.2 million. Losses, net, recorded with respect to Elron's group companies in the third quarter of 2005 amounted to $6.0 million.

LIQUIDITY AND SHAREHOLDERS EQUITY
As of September 30, 2006, Elron's cash, debentures and deposits amounted to approximately $98.7 million compared with $133.8 million at December 31, 2005. During the first nine months of 2006, Elron invested approximately $36.9 million in new and existing group companies, including a $10 million purchase of additional shares of Given Imaging.

Shareholders' equity at September 30, 2006, was approximately $292.5 million, representing approximately 87% of total assets compared with $302.1 million, representing approximately 85% of total assets at December 31, 2005.

INVESTMENT COMPLETED DURING THE THIRD QUARTER AND SUBSEQUENTLY:

NEUROSONIX  LTD.  ("Neurosonix").   On  August  27,  2006,  Elron  completed  an
investment of $5 million, in two tranches, in Neurosonix Ltd. out of an aggregate financing round of $12 million, for approximately 18% of Neurosonix on a fully diluted basis. Neurosonix, based in Israel, is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures.

ATLANTIUM INC. ("Atlantium"). On October 23, 2006, Elron completed first investment in the water technology field by investing $10 million in Atlantium Inc., out of an aggregate financing round of $17 million for approximately 26% of Atlantium on a fully diluted basis. Atlantium, headquartered in Israel, provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. Atlantium offers a cost-effective and environment-friendly process, which delivers unprecedented microbe inactivation, at industrial and municipal water flow rates.

ENURE NETWORKS LTD., 34% held by Elron, completed a $4 million financing round of which Elron invested $0.5 million and $3.5 million was invested by a new investor.

OTHER DEVELOPMENTS IN OUR GROUP COMPANIES:

3DV SYSTEMS LTD, 3DV SYSTEMS LTD ("3DV")., 62% held by Elron directly and through its subsidiary, RDC-Rafael Development Corporation Ltd., is in advanced negotiations to complete a substantial round of financing from leading new investors with one of whom 3DV has reached a conditional definitive agreement.

CHIPX, INC., 29% held by Elron, is in advanced negotiations to acquire a business unit with annual sales of approximately $20 million which, if consummated, is expected to position ChipX as an important supplier in the Application Specific IC market in North America.

There is no assurance that any of the above potential transactions will be completed.

"In 2006, we are mainly focusing on building our group companies and have seen an increased level of business activity, evidenced by private placements, the launch of new products, and progress in product development including human clinical trials in our medical device start-ups. These activities will pave the way towards building value in 2007" said Doron Birger Elron's President & CEO. "In addition, we continue to invest in new companies and entered the new promising field of water technology."


Investors may access Elron's third quarter financial report and a detailed management report on the company's web site: www.elron.com

CONFERENCE CALL DETAILS:

WEDNESDAY, NOVEMBER 15, 2006 10:00 A.M. (EST); 17:00 P.M. ISRAEL
DIAL IN NUMBERS:

IN THE US: 1-800 994 4498

IN THE UK: 0 800 917 5108

IN ISRAEL: 03 918 0688

INTERNATIONAL PARTICIPANTS: +972 3 918 0688

For your convenience, a REPLAY OF THE CALL will be available starting two hours after the call ends until Wednesday, November 17, 2006. To access the replay please dial: 1-866-276-1485 (US), 972-3-925-5942 (ISRAEL) AND 0-800-917-4256
(UK).

A replay of the call will also be available for three months on the company website.

ELRON ELECTRONIC INDUSTRIES LTD., A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS SENIOR MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, SEMICONDUCTORS AND CLEAN TECHNOLOGY. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

CONTACT:

Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                               SEPTEMBER 30,          DECEMBER 31,
                                                                                    2006                  2005
                                                                             ---------------        ---------------
                                                                                 UNAUDITED
                                                                             ---------------
ASSETS
  Total current assets                                                       $     115,215          $     155,201
                                                                             ---------------        ---------------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                            105,941                102,780
   Investments in other companies and long-term receivables                        93,727                 73,931
   Deferred taxes                                                                   5,839                  6,521
   Severance pay deposits                                                           2,420                  1,971
                                                                             ---------------        ---------------

Total investments and long-term receivables                                       207,927                185,203
                                                                             ---------------        ---------------

PROPERTY AND EQUIPMENT, NET                                                         7,770                  7,809
                                                                             ---------------        ---------------

   INTANGIBLE ASSETS                                                                5,547                  5,560
                                                                             ---------------        ---------------

   Total assets                                                               $   336,459            $   353,773
                                                                             ===============        ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                                                  $    16,620            $    19,044
                                                                             ---------------        ---------------

LONG-TERM LIABILITIES
   Long-term loans from banks and others                                            3,863                  1,477
   Accrued severance pay and retirement obligations                                 3,294                  2,635
   Deferred taxes                                                                   9,656                  9,494
                                                                             ---------------        ---------------

   Total long-term liabilities                                                     16,813                 13,606
                                                                             ---------------        ---------------

MINORITY INTEREST                                                                  10,511                 19,007
                                                                             ---------------        ---------------

   Total Shareholders' Equity                                                     292,515                302,116
                                                                             ---------------        ---------------

   Total liabilities and shareholders' equity                                 $   336,459            $   353,773
                                                                             ===============        ===============

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                NINE MONTHS ENDED         THREE MONTHS ENDED
                                                  SEPTEMBER 30,              SEPTEMBER 30,          YEAR ENDED
                                            ------------------------    -----------------------    DECEMBER 31,
                                               2006          2005          2006         2005          2005
                                            ----------    ----------    ----------    ---------    -----------
                                                                 UNAUDITED
                                            ---------------------------------------------------
INCOME
Net revenues                                $    9,522    $    9,131    $    2,384    $   2,885    $   12,646
Equity in losses of affiliated companies       (16,566)      (13,074)       (4,701)      (5,254)      (17,522)
Gain (loss) from disposal of businesses
  and affiliated companies and changes
  in holdings in affiliated companies,
  net                                            2,278        23,513         2,283        1,124        23,328
Other income, net                                4,012        58,024           645        1,491        58,648
Financial income, net                            3,410         5,238         1,133          977         5,483
                                            ----------    ----------    ----------    ---------    ----------
                                                 2,656        82,832         1,744        1,223        82,583
                                            ----------    ----------    ----------    ---------    ----------


COSTS AND EXPENSES                              25,927        18,961         8,137        6,875        26,097
                                            ----------    ----------    ----------    ---------    ----------


Income (loss) before taxes on income           (23,271)       63,871        (6,393)      (5,652)       56,486
Tax benefit (Taxes on income)                     (122)      (16,183)          (23)       9,684       (10,461)
                                            ----------    ----------    ----------    ---------    ----------
Income (loss) from continuing operations
  after taxes on income                        (23,393)       47,688        (6,416)       4,032        46,025
Minority interest in losses of
  subsidiaries                                   9,021         2,104         1,982        1,459         5,160
                                            ----------    ----------    ----------    ---------    ----------
Income (loss) from continuing operations       (14,372)       49,792        (4,434)       5,491        51,185
Loss from discontinued operations                    -        (2,943)            -         (729)       (3,850)
                                            ----------    ----------    ----------    ---------    ----------

Net income (loss)                           $  (14,372)   $   46,849    $   (4,434)   $   4,762    $   47,335
                                            ==========    ==========    ==========    =========    ==========

Income (loss) per share:
Basic:
Income (loss) from continuing operations    $    (0.49)   $     1.69    $    (0.15)   $    0.18    $     1.74
Loss from discontinued operations                    -         (0.10)            -        (0.02)        (0.13)
                                            ----------    ----------    ----------    ---------    ----------

Net income (loss)                           $    (0.49)   $     1.59    $    (0.15)   $    0.16    $     1.61
                                            ==========    ==========    ==========    =========    ==========

Diluted:
Income (loss) from continuing operations    $    (0.50)   $     1.69    $    (0.16)   $    0.18    $     1.73
Loss from discontinued operations                    -         (0.10)            -        (0.02)        (0.13)
                                            ----------    ----------    ----------    ---------    ----------

Net income (loss)                           $    (0.50)   $     1.59    $    (0.16)   $    0.16    $     1.60
                                            ==========    ==========    ==========    =========    ==========

Weighted average number of ordinary
  shares used in computing  basic net
  income(loss) per share (thousands)            29,526        29,421        29,533       29,433        29,437
                                            ==========    ==========    ==========    =========    ==========
Weighted average number of ordinary
  shares  used in computing diluted net
  income(loss) per share (thousands)            29,526        29,537        29,533       29,523        29,550
                                            ==========    ==========    ==========    =========    ==========